SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 20, 2002

JAMES HARDIE INDUSTRIES N.V.

4th Level, Atrium, Unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

The exhibit attached to this Form 6-K contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including risks associated with the failure to obtain necessary governmental or regulatory approvals and /or changing conditions in the marketplace. Other factors, which are further discussed in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

SIGNATURES

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.

Date: September 20, 2002

D E Cameron
Managing Director

Exhibit Index

Exhibit No.	Description
99.1	Dividend announcement
99.2	Letter from Chairman and its attachments re Payments to Shareholders
99.3	Change in Director's Interest Notice for P.D. Macdonald

James Hardie

Facsimile

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5274
Fax (02) 8274 5217

GPO Box 3935
Sydney NSW 2001 Australia

To:	The Manager Company Announcements Office
Company:	Australian Stock Exchange Limited
Fax Number:	1300 300 021
Date:	18 September 2002
Subject:	**DIVIDEND ANNOUNCEMENT**
From:	Alan Kneeshaw
Number of Pages:	1 (including this page)

Dear Sir

James Hardie Industries N.V. will pay a dividend of US 5 cents per share on 1 November 2002.

Registrable transfers must be received by the Company's registrar by 5pm AEST on the Record Date of 15 October 2002 for paper based transfers or up to the time specified in the Australian Stock Exchange Listing Rules and SCH Business Rules for market transfers.

The Company registrar is Computershare Investor Services Pty Ltd at Level 3, 60 Carrington Street, Sydney, NSW, Australia.

As the Company is incorporated in the Netherlands, it is required to withhold 25% tax from the dividend. However, only 15% tax will be withheld for eligible Australian holders who lodge a completed Company Declaration Form A with Computershare by 5pm AEST on 15 October 2002. For further information on withholding tax please read the Company's ASX announcement of 17 September 2002 which will be available on the company's website www.jamehardie.com.au

The Australian equivalent of US 5 cents will be announced on 16 October 2002.

The company expects that the Record Date and payment date for the US 20 cents per share Capital Return will be the same as for the dividend and that an announcement confirming this will be made on 8 October 2002.

Yours faithfully

Alan Kneeshaw
Manager Secretarial Services

James Hardie

James Hardie Industries NV
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

3rd Floor
22 Pitt Street
Sydney NSW 2000 Australia

Telephone: (02) 8274 5274
Fax: (02) 8274 5217

GPO Box 3935
Sydney NSW 2001 Australia

Facsimile

To: The Manager
Company Announcements Office

Company: Australian Stock Exchange Limited

Fax No: 1300 300 021

From: Alan Kneeshaw

Date: 17 September 2002

No. of Pages: 6 (including this page)

Important Information – Payments to Shareholders

Dear Sir

Enclosed is a letter from the Chairman and its attachments which will be mailed to CUFS holders today.

Yours faithfully

Alan Kneeshaw
Manager Secretarial Services

13 September 2002

James Hardie

James Hardie Industries N.V.
ARBN 097 829 895

Incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.

All correspondence to:
Computershare Investor Services Pty Ltd
GPO Box 7045
Sydney NSW 1115 Australia

Level 3, 60 Carrington Street
Sydney NSW 2000 Australia

Telephone enquiries:
Phone within Australia 1300 855 080
Phone outside Australia +613 9615 5970
Facsimile +612 8234 5050

Dear Shareholder

Important Information - Payments to Shareholders

James Hardie is soon to pay a US 5 cents a share dividend as well as a capital return of US 20 cents a share.

As James Hardie is incorporated in The Netherlands, it must withhold tax from each dividend paid to shareholders. This tax is called "withholding tax" and the standard rate of Dutch withholding tax is 25% of the gross dividend. Many shareholders will be eligible to claim a reduction in the rate of Dutch withholding tax that applies to dividends from James Hardie. In many cases, Dutch withholding tax can be reduced from the standard rate of 25% to a rate of 15%.

Please find enclosed a special form - Form A - that allows most Australian resident shareholders to apply for the reduction in the rate of Dutch withholding tax before the payment of the dividend. **Please carefully read and complete Form A and return it in the enclosed reply paid envelope as soon as possible.** To ensure that when you receive your dividend the withholding tax is deducted at a rate of 15% instead of 25%, the completed Form A should be received by Computershare Investor Services in Sydney on or before 11 October 2002. For most Australian residents the withholding tax deducted will be claimable as a foreign tax credit against your Australian tax payable.

Also enclosed is an Information Sheet to explain how to claim a reduction in the rate of withholding tax if you are not an Australian resident shareholder (see Section 1) or if you are an Australian resident shareholder who cannot complete a Form A because you are a trustee, nominee, agent or custodian (see Section 2). In both these cases, the reduction in Dutch withholding tax can still be claimed, but only after a dividend is paid. Additional information on how to claim a refund will be provided when the dividend is paid.

Dutch withholding tax applies only to the dividend. The capital return of US 20 cents a share that was approved at the Annual General Meeting in July 2002 will not be subject to withholding tax.

Based on information received from the Dutch authorities, we expect to be able to pay shareholders the capital return and the dividend in early November 2002. The Record Date and Payment Date for the capital return and the dividend will be announced shortly. If you have any questions about the enclosed please contact Computershare Investor Services at the above address.

Yours faithfully

Alan McGregor
Chairman

James Hardie

James Hardie Industries N.V.

ARBN 097 829 895

Incorporated in The Netherlands
with corporate seat in Amsterdam.
The liability of members is limited.

All correspondence to:

Computershare Investor Services Pty Ltd
GPO Box 7045
Sydney NSW 1115 Australia

Level 3, 60 Carrington Street
Sydney NSW Australia

Telephone enquiries:
within Australia 1300 855 080
outside Australia +613 9615 5970

Facsimile:
within Australia (02) 8234 5050
outside Australia +612 8234 5050

Form A

DECLARATION REQUIRED FOR DUTCH WITHHOLDING TAX PURPOSES BY AUSTRALIAN RESIDENTS FOR DIVIDENDS TO BE PAID IN THE PERIOD FROM 30 SEPTEMBER 2002 TO 1 OCTOBER 2003.

IMPORTANT: Please read and complete this Form A if you are an Australian resident for tax purposes other than a trustee, nominee, agent or custodian. Please refer to the accompanying information sheet if you are not an Australian resident for tax purposes or you are an Australian resident trustee, nominee, agent or custodian.

Under Dutch taxation law, James Hardie Industries N.V. (the Company) must withhold part of the dividend paid to Australian resident CUFS holders and Shareholders (Holders) and remit the amount withheld to the Dutch tax authorities. The amount withheld by the Company will depend on whether the Holder is an Australian resident as defined in the Australia-Netherlands Agreement for the avoidance of double taxation (the Treaty).

If you are an Australian Resident as defined in the Treaty (see below) and you complete this Form A and it is received by Computershare by the dividend record date, the amount withheld from the dividend will be 15% of the gross dividend. **If you cannot or do not complete this Form A, or this Form A is not received by Computershare by the dividend record date, the amount withheld from the dividend will be 25% of the gross dividend.** If you have more than one holding a separate Form A must be completed and lodged for each holding.

In either case, Australian resident Holders will be required to declare the gross Company dividend as "foreign source income" in their Australian tax return and will be able to offset the amount withheld (or part thereof) against their Australian tax payable as a "foreign tax credit". The amount of this credit will be equal to the lesser of 15% of the gross dividend or the Australian tax payable on net foreign source income after any allowable deductions. This means that if the amount withheld from the dividend is 25% of the gross dividend, the maximum foreign tax credit that can be claimed will be 15% of the gross dividend.

The Company is legally required to remit all withholding tax to the Dutch tax authorities and cannot refund any Dutch withholding tax to Holders. If 25% is withheld from the gross dividend Holders may be able to claim a refund of up to 10% of the gross dividend by lodging a completed Form IB 92 AUS with the Dutch tax authorities within a period of three years after the end of the calendar year in which the dividend was paid. Form IB 92 AUS is available from Computershare or at www.jameshardie.com Please note that the refund will be in Euros and your bank may charge fees to deposit the refund.

Meaning of words in italics in declaration on reverse page:

Resident of Australia as defined in the Treaty is a Holder that is a resident of Australia for tax purposes and is subject to Australian tax on their worldwide income. If a Holder's taxable income is below the tax-free threshold for the particular year and thus the Holder does not pay Australian tax on that taxable income, the Holder is still considered to have been "subject to Australian tax" on the dividend income.

Beneficially entitled: Holders are beneficially entitled to the dividend income from the Company when they are required to include the dividend income in their assessable income for Australian tax purposes and are subject to Australian tax on that income. Holders are not beneficially entitled to the dividend income from the Company if they are a trustee, nominee, agent or custodian. In this case, the amount withheld from the dividend will be 25% and a claim for a refund can be made by lodging a completed Form IB 92 AUS with the Dutch tax authorities.

Permanent establishment: A permanent establishment of a Holder situated in The Netherlands is broadly, a fixed place of business in The Netherlands through which a Holder conducts business. If a Holder has any operations or agents in The Netherlands, they should contact their tax advisor to determine whether they have a permanent establishment situated in The

Holders should be aware that invalid declarations may result in recovery of withholding tax, penalties and interest from them.

Declaration by:

1. I am a *resident of Australia as defined in the Treaty*
2. I am *beneficially entitled* to the dividends paid by the Company
3. I declare that I have an Australian Tax File Number (TFN) or valid exemption from holding a TFN and upon receiving a request from the Company or Computershare, I will provide to the Dutch Revenue my TFN or evidence of my exemption from holding a TFN
4. I have not acquired the Holding covered by this form under any contract, option or arrangement under which I have agreed, or might be obliged to resell or to transfer these securities or to sell or transfer similar securities
5. I have not, do not and will not carry on business through a *permanent establishment* situated in The Netherlands; OR

   The Holding covered by this form has not, is not or will not be effectively connected with a *permanent establishment* situated in The Netherlands.
6. If I am required to lodge an income tax return with the Australian Taxation Office (ATO), Company dividends to which I am *beneficially entitled* will be included in the assessable income declared by me on my income tax return as lodged with the ATO in respect of the year in which the dividend income is received
7. I declare that the information that I have given in this form is true and correct as at the date on this form and I will immediately notify the Company through its Australian registrar, Computershare Investor Services Pty Ltd, if my circumstances change and the above declarations are no longer applicable to this Holding
8. I authorise the Company to complete, sign and lodge an IB AUS 92 form and to undertake the necessary formalities on my behalf so that the Company dividends paid to me will be subject to a net rate of Dutch withholding tax of 15% of the gross dividend

Notes on signing: Each Holder must sign this form. Joint holdings: if a holding is held in more than one name, each Holder must sign this form. **Companies:** only duly authorised officers can sign on behalf of a company. Please indicate the office held by the signatory (eg sole director, or director and director, or director and secretary) by signing in the appropriate place. **Power of Attorney:** if signing under a power of attorney which has not yet been lodged with Computershare Investor Services Pty Ltd, you must attach a certified photocopy of the power of attorney when returning this form.

Individual or Holder 1	Holder 2	Holder 3
Sole Director	Director	Director/Company Secretary
2002		
Date	Contact name	Telephone number

Notes on lodgement: Please return this form, together with the power of attorney or other authority (if any) under which it is signed, by post in the envelope provided or post to Computershare Investor Services Pty Ltd, GPO Box 7045, Sydney NSW 1115, Australia or deliver the form to Level 3, 60 Carrington Street, Sydney NSW, Australia, or send the form by facsimile to (02) 8234 5050 inside Australia or +612 8234 5050 outside Australia.

To be effective for a particular dividend to be paid before 1 October 2003 this completed form must be received by

Information Sheet Dutch witholding tax

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.

All correspondence to:

Computershare Investor Services Pty Ltd
GPO Box 7045
Sydney NSW 1115 Australia

Level 3, 60 Carrington Street
Sydney NSW Australia

Telephone enquiries:
within Australia 1300 855 080
outside Australia +613 9615 5970

Facsimile:
within Australia (02) 8234 5050
outside Australia +612 8234 5050

If you are a Holder who is:	Go to:
• not an Australian resident or resident of The Netherlands for tax purposes	Section 1 (below on this page)
• an Australian resident for tax purposes and you hold James Hardie CUFS as trustee, nominee, agent or custodian on behalf of Australian tax residents.	Section 2 (see reverse of this page)

Section 1

DUTCH DIVIDEND WITHHOLDING TAX REQUIREMENTS FOR HOLDERS WHO ARE NOT AUSTRALIAN RESIDENTS OR RESIDENTS OF THE NETHERLANDS.

IMPORTANT: A reduction in Dutch withholding tax can only be claimed after the dividend payment. Further information on how to claim a refund will be enclosed with dividend payments.

Under Dutch taxation law, James Hardie Industries N.V. (the Company) must withhold part of the dividend paid to non-Dutch resident CUFS Holders and Shareholders (Holders) and remit the amount withheld to the Dutch tax authorities. The amount withheld by the Company upon payment of the dividend will be 25% of the gross dividend paid to the Holder. A refund of part of the amount withheld may be available from the Dutch tax authorities where the Holder is a resident for tax purposes in a country with which The Netherlands has concluded a convention to avoid double taxation (often referred to as a Treaty or Double Taxation Treaty).

If a Holder is entitled to, and seeks to claim a refund of part of the amount withheld, they will need to obtain and complete a form (a Dutch Form – see below). In order for a refund to be made, a Dutch Form will need to be lodged with the Dutch tax authorities within three years after the end of the calendar year in which the Dutch dividend withholding tax was withheld. A single Dutch Form can be completed for more than one dividend, eg. refunds relating to dividends received over a number of years may be claimed on a single form (within the three year time limit). Refund cheques will take approximately two months to be processed by the Dutch tax authorities.

Holders who are residents of New Zealand (NZ), the United States (US) or the United Kingdom (UK) should consult their tax adviser to determine whether a refund of the amount withheld can be obtained under the relevant Treaty. Subject to meeting the requirements of the Treaty, the total amount withheld can generally be reduced to 15% of the gross dividend paid and therefore a refund of 10% can be claimed from the Dutch tax authorities. The total amount withheld may be lower than 15% if the Holder receiving the dividend is a resident of the US and is exempt from tax in the US. For Holders who are residents of NZ, the US or the UK, a Dutch Form will be available from Computershare at the above address or from www.jameshardie.com
Dutch Forms for the following countries are:

Country	Dutch Form Name
NZ	IB 92 NZL for NZ resident companies and individuals.
US	IB 92 USA for US resident companies and individuals; or
	IB 95 USA or IB 96 USA for US organisations that are exempt from US tax
UK	IB 92 GRB for UK resident companies and individuals; or
	IB 95 GRB for UK residents that file their tax return on a remittance basis.

Holders who are residents of Argentina, Austria, Bangladesh, Belarus, Belgium, Brazil, Bulgaria, Canada, China, Croatia, Czech Republic, Denmark, Egypt, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, India, Republic of Ireland, Israel, Italy, Japan, Kazakhstan, Republic of Korea, Latvia, Lithuania, Luxembourg, Macedonia, Malawi, Malaysia, Malta, Mexico, Moldavia, Morocco, Nigeria, Norway, Pakistan, Philippines, Poland, Portugal, Romania, Russia, Serbia-Montenegro, Singapore, Slovak Republic, Slovenia, South Africa, Spain, Sri Lanka, Suriname, Sweden, Switzerland, Thailand, Tunisia, Turkey, Ukraine, Venezuela, Vietnam, Zambia and Zimbabwe should consult their tax adviser to determine whether a refund of the amount withheld can be obtained. If necessary, for these Holders a Dutch Form can be obtained from the Holder's country's tax authority or from Belastingdienst/Logistiek Centrum, PO Box 9042, 7300 GC Apeldoorn, The Netherlands.

Section 2

DUTCH DIVIDEND WITHHOLDING TAX REQUIREMENTS FOR HOLDERS WHO ARE AUSTRALIAN RESIDENTS AND HOLD JAMES HARDIE CUFS AS TRUSTEE, NOMINEE, AGENT OR CUSTODIAN ON BEHALF OF AUSTRALIAN TAX RESIDENTS.

IMPORTANT: A reduction in Dutch withholding tax can only be claimed after the dividend payment. Further information on how to claim a refund will be enclosed with dividend payments.

An amount equal to 25% of the gross dividend will be withheld from Company dividends that are paid to Holders who are Australian residents for tax purposes and who hold James Hardie CUFS as a trustee, nominee, agent or custodian. A refund equal to 10% of the gross dividend may be able to be claimed by the person who includes the Company dividend in their assessable income for Australian tax purposes and is subject to Australian tax on that income (the **Beneficial Owner**), eg. the beneficiary of a trust. A Beneficial Owner who can and does claim a refund will reduce the effective rate of Dutch withholding tax to 15% of the gross dividend paid.

Only a Beneficial Owner who is an Australian resident as defined in the Australia-Netherlands Agreement for the avoidance of double taxation (the Treaty) can claim a refund of part of this amount withheld. A Beneficial Owner will be an Australian resident as defined in the Treaty if they are a resident of Australia for tax purposes and are subject to Australian tax on their worldwide income. If the Beneficial Owner's taxable income is below the tax-free threshold for the particular year and thus they do not pay Australian tax on that taxable income, they are still considered to have been "subject to Australian tax" on the dividend income.

If the Beneficial Owner is entitled, and seeks to claim a refund, they will need to lodge a completed IB 92 AUS form with the Dutch tax authorities within three years after the end of the calendar year in which the Dutch withholding tax was withheld. Form IB 92 AUS will be available from Computershare at the addresses on the front of this Information Sheet or at www.jameshardie.com Please note that the refund will be in Euros and banks may charge fees to deposit the refund cheque. Refund cheques will take approximately two months to be processed by the Dutch tax authorities.

A single IB 92 AUS form can be completed for more than one dividend, eg. refunds relating to dividends received over a number of years may be claimed on a single form (within the three year time limit). Beneficial Owners may choose to lodge a single IB 92 AUS form to reduce the number of refund cheques received from the Dutch tax authorities and hence minimise potential bank fees.

The Company advises Holders who are the trustees or managers of Managed Funds to seek advice from their own professional advisers in relation to the application of the Dutch withholding tax refund process.

99.3

James Hardie

Facsimile

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5274
Fax (02) 8274 5217

GPO Box 3935
Sydney NSW 2001 Australia

To: The Manager
Company Announcements Office

Company: Australian Stock Exchange Limited

Fax Number: 1300 300 021

Date: 11 September 2002

Subject: **Director's Interest Notice**

From: Alan Kneeshaw

Number of Pages: 3 (including this page)

Dear Sir

Attached is Appendix 3Y Change of Director's Interest Notice for Peter Macdonald.

Yours faithfully

Alan Kneeshaw
Manager Secretarial Services

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in the Netherlands. The liability of members is limited.	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Peter Donald Macdonald
Date of last notice	29 July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 & 10 September 2002
No. of securities held prior to change	81,000 fully paid shares/CUFS 3,774,000 options
Class	Shares/CUFS
Number acquired	180,000 shares/CUFS
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, providedetails and estimated valuation	$A1,211,978.82 (on market purchase)
No. of securities held after change	261,000 full paid shares/CUFS 3,774,000 options

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

James Hardie

James Hardie Industries NV
Chamber of Commerce 34106455

Unit 04-07
Atrium
Strawinskylaan 3077
1077 ZX Amsterdam
The Netherlands

Telephone 31 20 301 2980
Fax 31 20 404 2544

VIA FEDERAL EXPRESS

September 20, 2002

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549-0404
Attn: Filing Desk
United States of America

Re: *James Hardie Industries N.V., Form 6-K*

Ladies and Gentlemen:

James Hardie Industries N.V. (the "Company"), hereby submits the Company's Form 6-K, dated September 20, 2002, pursuant to Rule 13a-16 under the Securities Exchange Act of 1934. Pursuant to General Instruction C of Form 6-K, eight complete copies are filed herewith.

Please confirm receipt of this letter and the enclosed filing by stamping and returning the enclosed copy in the enclosed pre-paid Federal Express envelope.

If you have any questions, please contact me at +31 20 301 2984.

Yours faithfully,

D E Cameron

Managing Director

PS: JS
Enclosures: As referenced